UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Gogo Inc.

(Name of Issuer)

Common Stock

(Title and Class of Securities)

38046C 109

(CUSIP Number)

Christopher P. Minnetian

Ripplewood Holdings L.L.C.

One Rockefeller Plaza

New York, New York 10020

(212) 582-6700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 38046C 109

1.	Name of Reporting Person AC Acquisition I LLC
2.	Check the Appropriate Box if a Member of a Group (a) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person OO

CUSIP NO. 38046C 109

1.	Name of Reporting Person Ripplewood Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person PN

CUSIP NO. 38046C 109

1.	Name of Reporting Person AC Acquisition II LLC
2.	Check the Appropriate Box if a Member of a Group (a) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person OO

CUSIP NO. 38046C 109

1.	Name of Reporting Person Ripplewood Partners II Parallel Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person PN

CUSIP NO. 38046C 109

1.	Name of Reporting Person Ripplewood Partners II G.P., L.P.
2.	Check the Appropriate Box if a Member of a Group (a) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person PN

CUSIP NO. 38046C 109

1.	Name of Reporting Person RP II GP, LLC
2.	Check the Appropriate Box if a Member of a Group (a) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person OO

CUSIP NO. 38046C 109

1.	Name of Reporting Person Collins Family Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person PN

CUSIP NO. 38046C 109

1.	Name of Reporting Person Collins Family Partners, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 525,840
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 525,840
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 525,840
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.006%
14.	Type of Reporting Person CO

CUSIP NO. 38046C 109

1.	Name of Reporting Person Timothy C. Collins
2.	Check the Appropriate Box if a Member of a Group (a) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 106,431
	8.	Shared Voting Power 769,639
	9.	Sole Dispositive Power 106,431
	10.	Shared Dispositive Power 769,639
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 876,070
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.01%
14.	Type of Reporting Person IN

CONTINUATION PAGES TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D amends and supplements the Statement on Schedule 13D filed on July 8, 2013 (as amended, this “Schedule 13D”), filed with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Gogo Inc., a Delaware corporation (the “Issuer”).

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended in relevant part as follows:

The information set forth in Item 5 below is incorporated herein by reference.

Item 4. Purpose of Transaction

Item 4 is hereby amended in relevant part as follows:

The information set forth in Item 5 below is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended in relevant part as follows:

On December 18, 2013, AC Acquisition I LLC (“AC I”) made a pro rata distribution for no consideration of an aggregate of 19,745,496 shares of Common Stock. In addition, on December 18, 2013, AC Acquisition II LLC (“AC II”) made a pro rata distribution for no consideration of an aggregate of 7,894,130 shares of Common Stock.

As of the date hereof, Collins Family Partners, Inc. holds directly 525,840 shares of Common Stock, representing 0.006% of the outstanding Common Stock.

As of the date hereof, Timothy C. Collins holds directly 106,431 shares of Common Stock, representing 0.001% of the outstanding Common Stock. Timothy C. Collins may be deemed to have beneficial ownership of the Common Stock beneficially owned by each of Collins Family Partners, Inc., TCC 1999 Trust and TCC 2003, and in such capacity may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of shares of Common Stock beneficially owned by such entities. As of the date hereof, TCC 1999 Trust and TCC 2003 holds directly 52,585 shares and 191,214 shares, respectively, of Common Stock, representing approximately 0.003% of the outstanding Common Stock in the aggregate.

The percentages of beneficial ownership in this Schedule 13D are based on an aggregate of 84,097,350 shares of Common Stock outstanding as of November 8, 2013 (as reported in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2013).

As a result of the distributions described in this Schedule 13D, on December 18, 2013, Collins Family Partners, Inc. and Timothy C. Collins ceased to be the beneficial owner of more than 5% of the outstanding shares of Common Stock, and ceased to be Reporting Persons.

As a result of the distributions described in this Schedule 13D, on December 18, 2013, AC I, Ripplewood Partners II, L.P., AC II, Ripplewood Partners II Parallel Fund, L.P., Ripplewood Partners II G.P., L.P., RP II GP, LLC and Collins Family Partners, L.P. ceased to beneficially hold, directly or indirectly, any shares of Common Stock, and ceased to be Reporting Persons.

As a result of the distributions described in this Schedule 13D, Timothy C. Collins and two employees of an affiliate of the Reporting Persons resigned as members of the board of directors of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended by adding the following paragraph after the final paragraph thereof:

The Lock-Up Agreements expired on December 17, 2013.

Item 7. Material to be Filed as Exhibits

Exhibit 7.1: Joint Filing Agreement, dated July 8, 2013 (incorporated by reference to Exhibit 7.1 to Schedule 13D filed on July 8, 2013)

Exhibit 7.2: Power of Attorney (incorporated by reference to Exhibit 7.2 to Schedule 13D filed on July 8, 2013)

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 18, 2013

AC ACQUISITION I LLC

By:	Ripplewood Partners II, L.P., as its sole member

By:	Ripplewood Partners II G.P., L.P., as its general partner

By:	RP II GP, LLC, as its general partner

By:	/s/ Christopher P. Minnetian
Name: Christopher P. Minnetian
Title: Secretary

RIPPLEWOOD PARTNERS II, L.P.

By:	Ripplewood Partners II G.P., L.P., as its general partner

By:	RP II GP, LLC, as its general partner

By:	/s/ Christopher P. Minnetian
Name: Christopher P. Minnetian
Title: Secretary

AC ACQUISITION II LLC

By:	Ripplewood Partners II Parallel Fund, L.P., as its managing member

By:	Ripplewood Partners II G.P., L.P., as its general partner

By:	RP II GP, LLC, as its general partner,

By:	/s/ Christopher P. Minnetian
Name: Christopher P. Minnetian
Title: Secretary

RIPPLEWOOD PARTNERS II PARALLEL FUND, L.P.

By:	Ripplewood Partners II G.P., L.P., as its general partner

By:	RP II GP, LLC, as its general partner

By:	/s/ Christopher P. Minnetian
Name: Christopher P. Minnetian
Title: Secretary

RIPPLEWOOD PARTNERS II G.P., L.P.

By:	RP II GP, LLC, as its general partner

By:	/s/ Christopher P. Minnetian
Name: Christopher P. Minnetian
Title: Secretary

RP II GP, LLC

By:	/s/ Christopher P. Minnetian
Name: Christopher P. Minnetian
Title: Secretary

COLLINS FAMILY PARTNERS, L.P.

By:	Collins Family Partners, Inc., as its general partner

By:	/s/ Christopher P. Minnetian
Name: Christopher P. Minnetian
Title: Secretary

COLLINS FAMILY PARTNERS, INC.

By:	/s/ Christopher P. Minnetian
Name: Christopher P. Minnetian
Title: Secretary

TIMOTHY C. COLLINS *

*
Timothy C. Collins

*By:	/s/ Christopher P. Minnetian
Name: Christopher P. Minnetian
Title: As Attorney-in-Fact